This document is a supplement to the Allstate® Guaranteed Lifetime Income annuity prospectus. Please review and retain this supplement with your current prospectus.

Allstate Life Insurance Company

Supplement dated November 7, 2008,

to

Prospectuses dated April 14, 2008

The prospectus is revised as follows:

On page 9, under “Parties Relevant to the Certificate,” the following language is added to the “Annuitant” section:

A withdrawal taken from your Fund Account to meet required minimum distribution requirements for this Fund Account will be considered an Eligible Withdrawal under the Certificate if the withdrawal complies with certain requirements, described in the “Taxation of the Certificate” section of this prospectus. One of these requirements is that the Joint Annuitant is not under the age of 60 on the date of the withdrawal. Please consult your tax adviser for more information.

On page 21, the first full paragraph under “Taxation of the Certificate” is deleted and replaced with the following:

IRA Accounts may be subject to required minimum distribution rules. The value of the guarantee provided by the Certificate may have to be taken into account in determining your required minimum distributions under the IRA Account.

A withdrawal taken from your Fund Account to meet required minimum distribution requirements for this Fund Account, will be considered an Eligible Withdrawal under the Certificate and will not reduce your Benefit Base if the withdrawal complies with all of the following requirements:

•

If you have not taken any previous Eligible Withdrawals under the Certificate, we receive written notice from you beforehand on a form acceptable to us informing us of your intent to start taking Eligible Withdrawals, with or before your withdrawal request.

•	If there is a Joint Annuitant, the Joint Annuitant is not under the age of 60 on the date of the withdrawal.
•

If you have already taken an Eligible Withdrawal in the Certificate Year in which you begin taking withdrawals to meet required minimum distribution requirements, you may only withdraw a portion of the required minimum distribution amount prior to your next Certificate Anniversary, and the remainder of the required minimum distribution amount may be withdrawn on or after your next Certificate Anniversary.

Once you have reached age 70 ½, you will be sent a letter each January with required minimum distribution information specific to your Certificate. In particular, this letter will discuss how to time your required minimum distribution withdrawals such that the withdrawals do not reduce the benefits available under the Certificate.

Any withdrawal taken that does not comply with all of the requirements listed above will be considered an Ineligible Withdrawal. As described in the “Account Phase” section of this prospectus, an Ineligible Withdrawal will reduce the Benefit Base.